BTQ Technologies Announces 2025 AGM Results

Vancouver, British Columbia, August 26, 2025 - BTQ Technologies Corp. ("BTQ" or the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to provide the voting results from the 2025 Annual Meeting of shareholders. The Company announces that the nominees listed in the management proxy circular dated July 30, 2025 (the "Circular") for the 2025 annual meeting of shareholders of the Company (the "Meeting") were elected as directors of the Company. Shareholders at the Meeting also set the number of directors of the Company at five and approved the appointment of MNP LLP as the Company's auditors.

Detailed results of the vote for the election of directors held at the Meeting on August 26, 2025 in Vancouver, British Columbia are set out below.

Election of Directors

The shareholders approved the election as directors of the persons listed below, based on the following vote.

Name	% For	% Withheld
Olivier Roussy Newton	99.24%	0.76%
Chris Tam	99.89%	0.11%
Manfred Knof	99.90%	0.10%
Philippe Lucet	99.88%	0.12%
Mansour Al Suwaidi	99.78%	0.22%

Number of Directors

Shareholders voted 99.36% in favour of setting the number of directors of the Company at five, with 0.64% voting against setting the number of directors of the Company at five.

Appointment of Auditor

Shareholders voted 98.98% in favour of the approval of the appointment of MNP LLP as the the Company's auditors, with 1.02% of shareholders withholding their vote on the appointment of auditors.

Total Shareholder Voting

A total of 66,150,420 common shares were voted in connection at the Meeting, representing approximately 47.82% of the issued and outstanding common shares of the Company.

The Company's board would like to express its gratitude to its shareholders for their participation and support.

Management Biographies

Olivier Roussy Newton

Mr. Roussy Newton is the Chief Executive Officer of the Company. He is a technology entrepreneur who has made significant contributions to the fields of FinTech, Quantum Computing and Capital Markets. Mr. Roussy Newton founded and served as president of HIVE Blockchain Technologies, which made history by becoming the first crypto mining company to go public in 2017 and has also been involved in a number of other highly successful ventures. Mr. Roussy Newton also serves as the Chief Executive Officer and Director of Defi Technologies Inc.

Christopher Tam

Mr. Tam is a software engineer and co-founder of Zero Computing, where he leads the development of specialized cloud infrastructure for computational niches. With deep expertise spanning artificial intelligence, quantum computing, and cloud technologies, Mr. Tam operates at the intersection of emerging technologies and business strategy. Prior to founding Zero Computing in 2024, he served as Head of Partnerships at BTQ, a quantum computing company focused on post-quantum cryptography solutions for blockchain applications, where he drove strategic alliances and product innovation. Mr. Tam holds a Master of Engineering Science in Software Engineering (M.E.Sc.) with an AI specialization from Western University (GPA 3.9), where he was awarded the Western Graduate Research Scholarship, and a Bachelor of Science (B.Sc.) in Computer Science.

Manfred Kompf

Mr. Knof is the CEO of Leon Invest and the former Chairman of the Board of Managing Directors (CEO) of Commerzbank AG, where he led a comprehensive transformation that returned the bank to profitability and strengthened its position among Europe's leading financial institutions. His previous roles include CEO of Allianz Deutschland AG and senior leadership positions at Deutsche Bank and Dresdner Bank. Mr. Knof holds a doctorate in law from the University of Cologne and an MBA from NYU Stern School of Business. During his tenure at Commerzbank, Mr. Knof was responsible for Strategy, Transformation & Sustainability, Audit and Research. He is recognized for his focus on sustainable growth, efficient structures, and value creation for clients, shareholders, and society. His proven track record to drive institutional transformation and resilience will be instrumental in Valour's next phase of growth.

Philippe Lucet

Mr. Lucet is the General Counsel of Valour, a leading issuer of Exchange Traded Products (ETPs). Before joining Valour, Mr. Lucet served as Group General Counsel at SITA, a global IT company headquartered in Geneva, where he oversaw all legal, regulatory, and compliance matters for the group. Previously, he was Vice President and General Counsel for R&D and Intellectual Property at Nestlé's global headquarters, leading a team responsible for patents, trademarks, digital, legal R&D, and health science, worldwide. Prior to Nestlé, Mr. Lucet was Lead Counsel at Richemont, the Swiss-based global luxury group, and an attorney-at-law at Salans/Dentons, specializing in corporate law, investments, innovation, and intellectual property. Mr. Lucet holds a master's degree in Economics and Finance from Sciences Po Paris, a Master's in International Affairs (Finance and Banking) from Columbia University, and a Master of Laws from Stanford University.

Mansour Al Suwaidi

Mansour Al Suwaidi serves as the COO at the family run Bin Jabr group and reports directly to the chairman and manages the day-to-day operations. He has presided over some of the UAE's most iconic construction projects and has quickly become one of the region's most influential young businessmen. An engineer by training, he currently oversees approximately $4 billion in assets. Mansour is a professional rally driver and is also active in many special causes and philanthropic activities. Mansour was granted the Sheikh Rashid humanitarian award for his support of special care centers in the UAE. In 2017 he was voted the 37th most influential personality in the emirate by Arabian Business Dubai 100 and 2019's worlds most powerful Arabs.

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.